Cheetah Net Supply Chain Service Inc.

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rucha Pandit

January 24, 2025

Re:	Cheetah Net Supply Chain Service Inc.
Registration Statement on Form S-3 (File No. 333-284252)
Filed January 13, 2025

Dear Ms. Pandit:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cheetah Net Supply Chain Service Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on January 28, 2025, or as soon as thereafter practicable.

Very truly yours,

Cheetah Net Supply Chain Service Inc.

By:	/s/ Huan Liu
Name:	Huan Liu
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC